Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Northern Genesis Acquisition Corp. III, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: April 5, 2021

NewGen Asset Management Limited

NewGen Holdco Limited

NewGen Equity Long/Short Fund

NewGen Alternative Income Fund

By:	/s/ David Dattels
President of the Investment Manager (for itself and on behalf of the Funds), and as authorized signatory for Holdco